Exhibit 99.1

NYSE, TSX: NTR	News Release

February 28, 2019

Nutrien Announces Acquisition of Van Horn

Loveland, Colorado – Nutrien Ltd. (Nutrien) announced today that it has completed the acquisition of Van Horn, Inc. (Van Horn), a leading US retailer and agricultural services provider located in central Illinois. The company has worked with local growers for more than 80 years and currently operates eleven retail facilities, which serve over 5,000 customers in 18 counties. In its 2018 report, CropLife ranked Van Horn as the 42nd largest US agricultural retailer.

“Van Horn has built a strong ag retail business, with a track record of providing high value products and service for growers in Illinois. This acquisition is an attractive addition to Nutrien Ag Solutions’ retail network and we look forward to building on Van Horn’s relationships with their customers. We are seeing an acceleration of consolidation within the ag retail industry and this acquisition aligns with our strategy to grow our Retail business through highly accretive acquisitions,” commented Mike Frank, Nutrien’s Executive Vice President and CEO of Retail.

“We are very excited to join Nutrien Ag Solutions and look forward to fully utilizing the expanded platform of products, services and technologies that this transaction will enable us to provide in supporting our farmer customers. We also see this as a great opportunity for our employees to benefit from the expanded scale and growth opportunities that will come along with joining an industry leader in Ag Retail,” commented Dan Mogged, President and CEO of Van Horn.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: expected benefits of the acquisition, including expected impact on earnings, run-rate EBITDA, synergies, growth opportunities and expansion, as well as the timing of the foregoing; future allocation of capital; timing for the completion of the acquisition; and the ability to satisfy the conditions to, and complete, the acquisition. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although

Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Additional assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of the acquisition; that Nutrien will be able to implement its standards, controls, procedures and policies at the acquired business to realize expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, and assumptions with respect to global economic conditions.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release, including the ability to obtain, and obtain in a timely manner, the required regulatory approval, the ability to otherwise satisfy the conditions to the acquisition, the failure to successfully integrate and realize expected synergies associated with the acquisition, general global economic, market and business conditions, and other risk factors detailed from time to time in Nutrien reports filed with Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable US federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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